EXHIBIT 99

                                                                  PRESS RELEASE
                                                          For Immediate Release

                       CERBCO REPORTS RESULTS FOR FY 2001

         LANDOVER, MD, September 28, 2001 - CERBCO, Inc. [OTC: CERB] reported a consolidated net loss of -$440,577 (-$0.30 per share) on sales of $23.2 million for the fiscal year ended June 30, 2000. In the previous fiscal year, the Company reported a consolidated net loss of -$343,197 (-$0.23 per share) on sales of $22.4 million.

                         CONSOLIDATED FINANCIAL SUMMARY

                            Three Months Ended June 30    Years Ended June 30
                            -------------------------- ------------------------
                                 2001         2000         2001         2000
                                 ----         ----         ----         ----

Sales                         $4,778,690  $5,672,703   $23,206,207  $22,421,875
                              ==========  ==========   ===========  ===========

Net Earnings (Loss)           $  573,631  $   11,658   $  (440,577) $  (343,197)
                              =========== ==========   ===========  ===========

Net Earnings (Loss) per Share $     0.38  $     0.00   $     (0.30) $     (0.23)
                              ==========  ==========   ===========  ===========

         The Company attributed its unfavorable results for the fiscal year ended June 30, 2001 primarily to the unfavorable results of Insituform East, the Company's majority-controlled subsidiary and only operating segment. Insituform East recognized a consolidated net loss of -$2,345,056 on sales of $23.2 million, which contributed to a loss of -$920,932 to CERBCO in fiscal year 2001. Insituform East attributed its unfavorable results in fiscal year 2001 primarily to significantly reduced margins from operations in the southeast region of the United States due to competitive conditions experienced in that marketplace, a marketplace generally served by Insituform East's Midsouth Partners subsidiary.

         The significant increase in net earnings reported for the final three months ended June 30, 2001 resulted from the accounting recognition, during such period, of the reversal of a prior accrual in the amount of approximately $1,000,000 due to the expiration of certain tax contingencies. The accrual had been established by the Company in fiscal year 1997 in connection with the sale of a subsidiary.

         Only Insituform East's Midsouth Partners subsidiary incurred operating losses for the fiscal year ended June 30, 2001. That is, all other activities of Insituform East operated at a combined profit in fiscal year 2001. This is a materially improved situation for the combined results of these other activities over recent fiscal years and can be attributed to the combination of a consistent flow of immediately workable backlog in Insituform East's licensed Insituform(R) territory during the first nine months of fiscal year 2001 and the impact of an aggressive cost reduction program initiated during the fourth quarter of fiscal 2000. As discussed above, Midsouth Partners' operating performance is being affected by competitive conditions in its market area, including, Insituform East believes, competition from Insituform Technologies, Inc. ("ITI") since ITI withdrew from the Midsouth partnership under the terms of a 1999 settlement agreement.

         As previously reported, ITI, Insituform East's Insituform process licensor and former partner in the Midsouth Partners' partnership, initiated a second calendar 1999 lawsuit against Insituform East and Midsouth Partners on December 3, 1999, following the July 20, 1999 settlement (the Midsouth Settlement Agreement) of earlier litigation filed March 11, 1999. The newest litigation appears again targeted by ITI to usurp for itself certain rights belonging to Insituform East or to Midsouth Partners, including Insituform East's legitimate competitive rights as a licensee and the competitive rights of Midsouth Partners acquired pursuant to the Midsouth Settlement Agreement. While the ultimate outcome of any litigation, including ITI's most recent litigation, cannot be predetermined, pending resolution, Insituform East and Midsouth Partners intend to continue to exercise their respective rights under license agreements and the Midsouth Settlement Agreement as exercised prior to the instigation of such litigation. Trial of the ITI litigation is currently scheduled for February 19, 2002.

         Insituform East's total backlog value of all uncompleted and multi-year contract awards was approximately $15.3 million at June 30, 2001 as compared to $27.1 million at June 30, 2000. The twelve-month backlog at June 30, 2001 was approximately $12.0 million as compared to $15.2 million at June 30, 2000. The total backlog value of all uncompleted and multi-year contracts at June 30, 2001 and 2000 includes work not estimated to be released and installed within twelve months, as well as potential work included in term contract awards which may or may not be fully ordered by contract expiration. While potentially helpful as a possible trend indicator, "total" and "twelve month" backlog figures at specific dates are not necessarily indicative of sales and earnings for future periods due to the irregular timing and receipt of major project awards including large, multi-year, menu-priced contracts with estimated but uncertain order quantities further subject to the specifics of individual work releases. On a week-to-week and month-to-month basis, the availability of often volatile "immediately workable" backlog most directly affects productivity, with such availability subject to unpredictable changes such as weather, customer-initiated delays and found variances in site conditions.

         In addition to immediately workable backlog, a primary factor affecting the Company's future performance remains the volatility of Insituform East's earnings as a function of sales volume at normal margins. Accordingly, because a substantial portion of Insituform East's costs are semi-fixed in nature, earnings can, at times, be severely reduced or eliminated during periods of either depressed sales at normal margins or material increases in discounted sales, even where total revenues may experience an apparent buoyancy or growth from the addition of discounted sales undertaken from time to time for strategic reasons. Conversely, at normal margins, increases in period sales typically leverage positive earnings significantly.

         This press release contains forward-looking statements, which are inherently subject to risks and uncertainties. The Company's future results could differ materially from those currently anticipated due to a number of factors, including, without limitation, the availability of immediately workable backlog, mix of work, weather, changes in interest rates and general economic conditions, legislative/regulatory changes and other factors set forth in reports and documents filed by the Company with the Securities and Exchange Commission from time to time.

         CERBCO, Inc. [OTC:CERB] is a parent holding company with controlling interest in Insituform East, Inc. [NASDAQ:INEI] (excavationless sewer and pipeline rehabilitation).

                                     * * *
Contact:  Robert W. Erikson                       George Wm. Erikson
          President                               Chairman
          (301) 773-1784                          (301) 773-1784